FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 3, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 0.823 g/t gold over 4.6 meters in silicified breccia at Table Top, Nevada; intersects potential Carlin style lamprophyre feeder system

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received initial gold assays from its recent diamond drill program underway at the Table top project near Winnemucca, Nevada during April, 2010.   Results have been received for only those core intervals comprising the silicified breccia reported in our news release of April 19, 2010 and represent approximately 48 meters (“m”) of core from four holes which were assayed on a rush basis.  Results included drill hole MT 1 which returned 0.823 grams per tonne (“g/t”) gold over 4.6 meters, including 1.5 meters of 1.435 g/t gold.   Other significant results include 24.4 m of 0.473 g/t Au in hole MT 2, which includes 9.1 meters of 0.703 g/t Au.   The remainder of the mineralized core from these holes is being submitted for assay, with further results expected in early May.   Drilling is continuing.

A total of 14 diamond drill holes totaling approximately 600 meters have been completed and three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The holes were drilled to be perpendicular to the strike of the mineralized zone and cross mineralization which is hosted in a silicified tectonic breccia.  A fan of holes were drilled to intersect the mineralized zone at three different intervals down the dip of the mineralized structure.  The zone is being explored to the southwest and to the northeast along a distance of 233 meters, with clay and silica altered rock intersected in each of the drill holes, and is still open in both directions.

In addition, drilling intersected highly altered igneous rocks which have been examined by five senior geologists, all of whom have worked in Nevada on Carlin type deposits for no less than 20 years each.  They all agree these dikes are likely highly altered lamprophyres commonly found in Carlin style gold deposits in northern Nevada.  Lamprophyres are thought to originate from deep crustal or upper mantle regions and extend to the surface along crustal scale structures, which are identified as feeder systems for Carlin gold systems at depth.   MAX intends to test this theory during a Phase 2 drill program later this year that will be designed to test these deep targets.

The significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	9.1	13.7	4.6	0.823
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	36.6	24.4	0.473
Including		27.4	36.6	9.1	0.703
MT 4	-45 degrees	15.2	19.8	4.6	0.631
Including		16.8	18.3	1.5	0.858
MT 5	-75 degrees	18.3	25.9	7.6	0.476
Including		24.4	25.9	1.5	0.794

Analysis was performed by Inspectorate America Corp, an ISO certified facility in Sparks, Nevada., using fire assay and multi-element (ICP-ES) techniques.  Standards and blanks were used for quality control of the samples.  A map showing the location of the trenches and drill holes completed at Table Top is being constructed and will be available soon on our web site at www.maxresource.com.

Mr. Clancy Wendt, VP Exploration for MAX states “We are extremely pleased with our initial exploration results at Table Top.  Not only have we intercepted mineralization reported by prior operators but we have also extended the known area of mineralization and determined that it is trending to the southwest, northeast, down dip and is still open.   We have not yet determined the full extent of the gold mineralization at Table Top and have only begun to understand the system.  We are still developing geologic concepts as to the origin of the mineralization and potential for expanding the known mineralized system, especially given the discovery of lamprophyre dikes.”

The Table Top gold project consists of approximately 157 claims totaling 3,142 hectares located near the town of Winnemucca in Humboldt County, Nevada and is only one half hour by gravel road north of town.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada to be actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 19, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes drill program at Table Top gold project; Drilling commences at Diamond Peak gold/zinc project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed its planned diamond drill program at the Table top project near Winnemucca, Nevada.   A total of 15 holes have been drilled for a total of 660 meters (2,156 feet).  All mineralized core from these holes is currently being split and submitted for assay, with further results expected in early June.

MAX has also been advised by Kokanee Minerals Inc. (TSX.V: KOK) that it has begun drilling at MAX’s Diamond Peak gold/zinc property in Eureka County, Nevada.  Pursuant to a May 2006 option agreement, Kokanee can earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration, reimbursing all lease payments and issuing 600,000 shares to MAX.

Table Top, Humboldt County, Nevada

In addition to the 15 holes completed at Table Top, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.  Initial rush assays received in early May 2010 from a small sample of this silicified breccia included an 1.5 meter interval assayed at 1.435 g/t Au (see our news release dated May 3 2010).  The mineralized zone is being explored to the southwest and to the northeast along a distance of 233 meters, with clay and silica altered rock intersected in each of the drill holes, and is still open in both directions and at depth.

Drilling also intersected highly altered intrusive rocks which are likely lamprophyres commonly found in Carlin style gold deposits in northern Nevada.  Lamprophyres are thought to originate from deep crustal or upper mantle regions and extend to the surface along crustal scale structures, which are identified as feeder systems for Carlin gold systems at depth.  Max intends to test these deep targets during a phase 2 drill program to be conducted later this year.

A map showing the location of the trenches and drill holes completed at Table Top will be available soon on our web site at www.maxresource.com.

The Table Top gold project consists of approximately 157 claims totaling 3,142 hectares located near the town of Winnemucca in Humboldt County, Nevada and is only one half hour by gravel road north of town.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

Diamond Peak, Eureka County, Nevada

The Diamond Peak project consists of 38 claims located 32 miles north of Eureka, Nevada at the south end of the Carlin Trend.  Strong surface mineralization occurs in a 2 mile long band of intensely clay altered and silicified rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.  Historic drilling conducted by MK Gold in 1999 intercepted 5 feet of 1.93 g/t Au in hole DV 99-5, 5 feet of 2.08 g/t Au in hole DV 99-4 and 11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation (hole DV 99-15).

Kokanee has advised that the phase I program will included drilling core holes on the site of gold zones to confirm their down-dip extension. This drilling should be able to provide data to explain the geological setting of these zones as well as the associated Induced Polarization (“IP”) resistivity and chargeability anomalies identified during a survey conducted on behalf of Kokanee by SJ Geophysics in 2006.  A drill hole is also planned to test the geophysical and geological target identified by the IP survey on the tertiary intrusive.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada to be actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  June 2, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director